CHINA INFORMATION TECHNOLOGY, INC.
21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China
Tel: (+86) 755 8370 8333

July 13, 2012

By EDGAR Transmission

Mark P. Shuman
Branch Chief - Legal
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China Information Technology, Inc.
Registration Statement on Form F-4
Filed June 21, 2012
File No. 333-182247

Dear Mr. Shuman:

We hereby submit the responses of China Information Technology, Inc. (the “Company”), to the comments of the staff of the Securities and Exchange Commission set forth in the Staff’s letter, dated July 6, 2012, providing the Staff’s comments with respect to the above-referenced Registration Statement on Form F-4 (the “Registration Statement”).

For the convenience of the Staff, enclosed are copies of Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which has been marked to show changes against the initial filing, that are being filed with the Commission today.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.

We note from page 95 that you have incorporated certain documents by reference into the Form F-4. Incorporation by reference is permitted pursuant to Item 11 or 13 of Form S-4 only for companies that satisfy the requirements of Form F-3. Please tell us the basis for your apparent belief that you can incorporate by reference. Revise your Form F-4 to include all required disclosure if applicable or advise us why you believe that incorporation by reference is appropriate.

Response: In response to the Staff’s comment, we have revised the disclosure in the Registration Statement and appended as Annex C and Annex D to the Amended Registration Statement our Form 10-K for the fiscal year ended December 31, 2011 and our Form 10-Q for the fiscal quarter ended March 31, 2012, respectively. Please refer to the section titled “Where You Can Find More Information” of the Amended Registration Statement and Annex C and Annex D to the Amended Registration Statement.

Summary

The Merger, page 10

2.

We note your two diagrams on pages 10 and 11 depicting the corporate organizational structure immediately before and after the merger. Please clarify in the summary section whether you are proposing any additional organizational changes to your corporate structure other than the merger of the MergerSub with and into China Information Technology, Inc. for purposes of a reincorporation merger. Consider revising the chart on page 10 to depict the entire organizational chart rather than referencing the chart on page 11.

Response: In response to the Staff’s comment, we have revised the summary section in the Amended Registration Statement to clarify that we are not proposing any additional organizational changes to our corporate structure other than the merger of the MergerSub with and into China Information Technology, Inc. for purposes of a reincorporation merger. In addition, we have revised our two diagrams depicting the corporate organizational structure immediately before and after the merger to depict our entire organizational structure.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 75583708333, or Woon-Wah Siu, Esq. at (86) 21-6137-7924 or Louis A. Bevilacqua, Esq. at (202) 663-8158, of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel.

Sincerely,

CHINA INFORMATION TECHNOLOGY, INC.

By: /s/ Jiang Huai Lin
Name: Jiang Huai Lin
Title: Chief Executive Officer